PBF Logistics LP

One Sylvan Way, Second Floor

Parsippany, New Jersey 07054

September 30, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Energy & Transportation

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549-4628

Attention: Arthur Tornabene-Zalas; Loan Lauren Nguyen

Re:	PBF Logistics LP

Registration Statement on Form S-3

Filed September 17, 2021

File No. 333-259629

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, PBF Logistics LP, a Delaware limited partnership, hereby requests acceleration of the effectiveness of the above-captioned registration statement to 4:00 p.m., Eastern Time, on October 4, 2021 or as soon as reasonably practicable thereafter.

If you have any questions regarding this request, please call Philip Haines of Hunton Andrews Kurth LLP at (713) 220-4329.

Very truly yours,

PBF LOGISTICS LP

By:	PBF Logistics GP LLC
its general partner

By:	/s/ Trecia M. Canty
Trecia M. Canty
Senior Vice President, General Counsel and Secretary

cc:	Philip Haines, Hunton Andrews Kurth LLP